UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  April 27, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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RESOLUTIONS

TDC A/S' ANNUAL GENERAL MEETING 2006 - RESOLUTIONS AND THE BOARD OF DIRECTORS CONSTITUTES ITSELF.

Today TDC A/S' General Meeting passed the following resolutions:

o  Approval of the Company's 2005 Annual Report.

o Discharge the Board of Directors and the Executive Committee from their obligations in respect to the financial statements.

o Approval of the proposal presented by the Board of Directors regarding the appropriation of profit. The net income is being carried forward to the next year.

o The following members of the Board of Directors were re-elected: Kurt Bjorklund, Lawrence H. Guffey, Oliver Haarmann, Gustavo Schwed, Richard Charles Wilson. Furthermore, Vagn Ove Sorensen was elected as member of the Board of Directors.

The following alternates were elected: For Kurt Bjorklund: Ola Nordquist; For Lawrence H. Guffey: Jan Nielsen; For Oliver Haarmann: Nicholas Gheysens; For Gustavo Schwed: Torsten Winkler; For Richard Charles Wilson: Andrew Sillitoe.

In addition to these members, the Board of Directors consists also of the following employee-elected board members: Jan Bardino, Leif Hartmann, Steen Jacobsen and Bo Magnussen.

o  PriceWaterhouseCoopers was re-elected as auditor.

o Amendment of the Company's Articles of Association authorizing the Board of Directors - without any pre-emption right for the shareholders of the Company - to issue warrants entitling subscription of shares at a nominal value of up to DKK 49,593,790 shares in the Company and to implement the cash capital increases relating to the warrants.

o The Board of Directors was authorized - until the next Annual General Meeting - to allow the Company to acquire treasury shares at a total nominal value of up to 10 percent of the share capital of the Company, cf. Section 48 of the Danish Companies Act. The purchase price of the shares in question must not deviate by more than 10 percent from the price quoted on the Copenhagen Stock Exchange at the time of acquisition. In the event the shares are not listed on the Copenhagen Stock Exchange at the time of acquisition, the purchase price must not deviate by more than 10 percent from the market value of the shares at the time of acquisition.

o Amendment of the Company's Articles of Association authorizing the Board of Directors to distribute interim dividends, provided that the Company's and the group's financial position warrants such distribution.

o Amendment of the Company's Articles of Association so that the Board of Directors is also electing a Vice Chairman and so that in the absence of the Chairman the Vice Chairman shall act as Chairman.

At a subsequent board meeting the Board of Directors elected Kurt Bjorklund as Chairman and Vagn Ove Sorensen as Vice Chairman.


For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com





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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     April 27, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury